John T. McKenna

+1 650 843 5059

jmckenna@cooley.com

February 7, 2019

United States

Securities and Exchange Commission

Division of Corporation Finance

Attn: Robert S. Littlepage, Accountant Branch Chief

Washington, D.C. 20549

Re:	Roku, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 1, 2018 Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 9, 2018 File No. 001-38211

Ladies and Gentlemen:

This letter serves to confirm that Roku, Inc. (the “Company”) has received the comments from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 26, 2018 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on March 1, 2018, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed on November 9, 2018.

We respectfully advise the Staff that the Company is in the process of preparing the response letter, which will be reviewed with its independent registered public accounting firm, and expects to submit the response letter to the Staff by Friday, February 15, 2019.

Please contact me at (650) 843-5059 with any questions or further comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Anthony Wood, Roku, Inc.

Stephen Kay, Roku, Inc.

Christy Lillquist, Roku, Inc.

Mark P. Tanoury, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Alex K. Kassai, Cooley LLP

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000   f: (650) 849-7400   cooley.com